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                  October 24, 2023

       Andy Jin
       CEO
       NOCERA, INC.
       3F (Building B) , No. 185 , Sec. 1 , Datong Rd .
       Xizhi Dist. , New Taipei City 221
       Taiwan (R.O.C.)

                                                        Re: NOCERA, INC.
                                                            Form 10-K/A filed
September 6, 2023
                                                            Form 10-Q filed
August 21, 2023
                                                            File No. 1-41434

       Dear Andy Jin:

                We issued comments to you on the above captioned filings on October 3, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 7, 2023. If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed. Please contact Al Pavot at 202-551-3738 or Terence
       O'Brien at 202-551-3355 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Industrial Applications and

                  Services
       cc:                                              Andy Jin